SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peabody Western-UMWA 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826

(Address of principal executive offices)	(Zip Code)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Western Surface Agreement 401(k) Plan Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Western-UMWA 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP

St. Louis, Missouri
June 4, 2004

Peabody Western-UMWA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Investments in mutual funds	$7,857,341	$5,472,275
Investment in Peabody Energy Stock Fund	33,050	36,324
Participant notes receivable	529,709	539,559

Total investments	8,420,100	6,048,158

Net assets available for benefits	$8,420,100	$6,048,158

See accompanying notes.

Peabody Western-UMWA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
Additions
Interest and dividends	$123,130	$115,673
Net realized and unrealized appreciation (depreciation) of investments	1,532,428	(1,143,557)

Net investment income (loss)	1,655,558	(1,027,884)

Contributions:
Employee	1,080,315	1,186,739
Employer	5,323	7,771

Total contributions	1,085,638	1,194,510

Total additions	2,741,196	166,626

Deductions
Withdrawals by participants	(365,082)	(210,246)
Transfers to other plans	(2,372)	(31,830)
Administrative expenses	(1,800)	(1,450)

Total deductions	(369,254)	(243,526)

Net increase (decrease) in net assets available for benefits	2,371,942	(76,900)
Net assets available for benefits at beginning of year	6,048,158	6,125,058

Net assets available for benefits at end of year	$8,420,100	$6,048,158

See accompanying notes.

Peabody Western-UMWA 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2003 and 2002

1. Description of the Plan

The following description of the Peabody Western-UMWA 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Employees of Peabody Western Coal Co., Big Sky Coal Co., and Seneca Coal Co. (collectively, the “Employers”) who are members of the United Mine Workers of America (“UMWA”) collective bargaining unit covered by the Western Surface Agreement are eligible for participation in the Plan on the effective date of the Plan or the first day of the month following an employee’s date of employment. The Plan excludes employees who are members of a collective bargaining unit other than the UMWA covered by the Western Surface Agreement, nonresident aliens with no U.S. source of income, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan allows participants to invest in a selection of mutual funds and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Contributions

Participants may contribute any whole percentage from 2% to 50% of their annual compensation, subject to certain applicable limits. Participants may also defer the cash equivalent of up to ten employee benefit days per calendar year. Prior to April 1, 2002, participants could contribute up to 16% of their annual compensation. Participants may change their contribution percentage and change fund allocations for future contributions daily. A participant may discontinue contributions without withdrawing from the Plan.

Effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

Peabody Western-UMWA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Employers shall make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant for the plan year is 25% of the cash equivalent of the employee benefit days that a participant defers. To be a qualified participant, eligible to receive employer matching contributions for a plan year, an employee must be credited with one hour of service in the plan year.

Participant Loans

Participants may borrow up to 50% of their vested account balance from their fund accounts, subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus 1%. Principal and interest are paid ratably through payroll deductions. Loan fees are paid by participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Participants may receive their vested account balances upon retirement, disability, death or termination of employment. Participants who have attained the age of 59 1/2 have the right to receive a partial or complete distribution of their vested account balance upon request, without penalty. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

Vesting

Employer and participant contributions are vested 100% at the time of contribution.

Peabody Western-UMWA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Currently, there is no intention to terminate the Plan. In the event of plan termination, participants’ accounts remain 100% vested.

Administrative Expenses

All significant administrative expenses of the Plan are paid by the Employers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Value of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Peabody Western-UMWA 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2003	2002
Mutual funds	$1,520,547	$(1,147,892)
Peabody Energy Stock Fund	11,881	4,335

	$1,532,428	$(1,143,557)

Investments representing 5% or more of the fair value of the Plan’s net assets at December 31 were as follows:

	2003	2002
Mutual funds:
Vanguard Explorer Fund	$1,982,313	$1,314,332
Vanguard International Growth Fund	670,766	433,352
Vanguard LifeStrategy Moderate Growth Fund	600,455	413,224
Vanguard Prime Money Market Fund	851,740	686,646
Vanguard PRIMECAP Fund	1,609,152	1,082,053
Vanguard Total Bond Market Index Fund	595,600	505,346
Vanguard Windsor II Fund	1,143,550	828,937

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated March 3, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Peabody Western-UMWA 401(k) Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

Participants direct the investment of their account balance under the Plan into various investment options offered by the Plan. The investment options offered by the Plan, and investment securities generally, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan

Employer ID #13-2606920
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment	Current Value
Vanguard Explorer Fund*	30,209 shares of mutual fund	$1,982,313
Vanguard International Growth Fund*	41,585 shares of mutual fund	670,766
Vanguard LifeStrategy Conservative Growth Fund*	7,058 shares of mutual fund	102,622
Vanguard LifeStrategy Growth Fund*	10,530 shares of mutual fund	191,231
Vanguard LifeStrategy Income Fund*	8,327 shares of mutual fund	109,912
Vanguard LifeStrategy Moderate Growth Fund*	36,150 shares of mutual fund	600,455
Vanguard Prime Money Market Fund*	851,740 shares of mutual fund	851,740
Vanguard PRIMECAP Fund*	30,338 shares of mutual fund	1,609,152
Vanguard Total Bond Market Index Fund*	57,769 shares of mutual fund	595,600
Vanguard Windsor II Fund*	43,169 shares of mutual fund	1,143,550
Peabody Energy Stock Fund*	1,885 units of stock fund	33,050
Various participants	Participant loans, interest rates from 5.0% to 8.5%, maturities through May 27, 2013	529,709

		$8,420,100

* Parties-in-interest

SIGNATURES

Peabody Western – UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Peabody Western - UMWA 401(k) Plan

Date: June 22, 2004	By:	/s/ SHARON D. FIEHLER

Sharon D. Fiehler Peabody Energy Corporation Executive Vice President, Human Resources & Administration

EXHIBIT INDEX

     The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm